EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT (this "**Agreement**") is effective as of the 1st day of June, 2017 ("**Effective Date**") by and between David M Cole ("**Executive**") and EMX (USA) Services Corp., a Nevada corporation ("**EMX USA**").

RECITALS

A. EMX USA is wholly-owned subsidiary of EMX Royalty Corporation ("**EMX**"), a publicly traded British Columbia mineral exploration and royalty company.

B. EMX USA's sole purpose is to supply management and administration services to EMX and its divisions and affiliates, including any general or limited partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, directly or indirectly, controlling, controlled by or under common control with EMX (collectively, the "**EMX Group**").

C. EMX USA wishes to employ Executive, and Executive wishes to be employed by EMX USA, pursuant to the terms and conditions set forth herein.

IN CONSIDERATION OF the mutual covenants set forth herein, Executive and EMX USA **HEREBY AGREE AS FOLLOWS**:

ARTICLE I
EXECUTIVE SERVICES AND COMPENSATION

1.1 Employment. EMX USA shall employ Executive, and Executive shall act, as the President and CEO of EMX and shall continue to be employed by EMX USA until terminated in accordance with Article III herein.

1.2 Executive's Responsibilities. As the President and CEO of EMX, Executive shall be a member of the senior management team of EMX and have the appropriate authority, duties and responsibilities attendant to such position, including but not limited to the duties and responsibilities described in Executive's job description as set forth in Schedule "A" hereto, and such other duties and responsibilities as may be assigned from time to time by EMX and EMX USA.

1.3 Performance of Responsibilities. Executive shall devote substantially all of Executive's available business attention and time to the business and affairs of EMX and use Executive's commercially reasonable efforts to perform such responsibilities in a businesslike, safe and lawful manner, and in keeping with professional practices in the industry.

1.4 Compliance with Policies. Executive shall comply with the instructions, policies, and rules of EMX and EMX USA established from time to time. Executive confirms that Executive is not restricted from working for EMX USA or the EMX Group due to a noncompetition or other restrictive agreement currently in effect.

1.5 Compensation. During the term of this Agreement, Executive shall be compensated as set forth on the attached Schedule "B". EMX USA shall make all withholding and deductions from compensation as required by law and such deductions as Executive authorizes in connection with participation in any Executive benefit plan.

1.6 Indemnification of Executive for Performance of Responsibilities. To the fullest extent permitted by law, EMX USA shall defend, indemnify and hold Executive harmless from and against any claim, liability or expense arising against or incurred by Executive if made a party to a legal proceeding because Executive is or was a director, officer, agent or fiduciary of EMX USA, EMX or any other member of the EMX Group or otherwise acting for EMX USA, EMX or any other member of the EMX Group or at its or their request. EMX USA shall take all steps reasonably necessary to ensure that, at all times during the term of Executive's employment and thereafter, EMX USA shall defend, indemnify and hold Executive harmless from all good faith acts and omissions by Executive in the performance of Executive's duties to EMX USA, EMX or any other member of the EMX Group to the fullest extent permitted by law. The indemnification set forth herein shall not apply to a legal proceeding by or in the right of any member of the EMX Group.

ARTICLE II
EXPENSES

2.1 Reimbursable Expenses. EMX USA will reimburse Executive for reasonable travel expenses for approved travel, including car rentals, food and lodging incurred in connection with the performance of Executive's duties hereunder. In addition, EMX USA will pay for, or reimburse, all other reasonable expenses incurred in connection with the performance of Executive's duties and responsibilities hereunder.

2.2 Travel Expenses. If Executive uses Executive's own vehicle for the EMX Group business, Executive will be reimbursed mileage by EMX USA at the rate periodically set out by the United States Department of Treasury. Reimbursement of expenses for air travel is contingent upon compliance with EMX's and EMX USA's business travel policies.

2.3 Statement of Expenses. Within fifteen (15) days after the end of each calendar month, Executive shall provide to EMX USA a reasonably detailed statement of expenses, supported by receipts and vouchers, for reasonable expenses incurred and materials supplied by Executive under this Agreement during the prior calendar month. Executive shall complete such other expense account forms as EMX USA may request from time to time.

2.4 Schedule for Reimbursement. EMX USA shall review and approve or reject (which, for clarity, includes requesting further information or documentation from Executive) all expenses submitted in accordance with Section 2.3 within fifteen (15) days of receipt of Executive's statement of expenses and, upon approval of Executive's statement of expenses, shall promptly reimburse Executive therefor.

ARTICLE III
TERMINATION

3.1 Termination by EMX USA for Cause.

(a) This Agreement and Executive's employment may be terminated by EMX USA summarily and without notice, payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, for Cause by providing Executive with written or verbal notice of termination, such notice to take effect immediately or at such later time as EMX USA may specify. As used in this Agreement, "**Cause**" shall mean Executive's:

(i) material breach of this Agreement;

(ii) conviction (including plea of guilt or no contest or deferred sentence) for any felony or any crime involving dishonesty;

(iii) failure or refusal to comply with any lawful directive of EMX's Board of Directors which is not cured within ten (10) days after written notice to Executive; or

(iv) commission of fraud, embezzlement or other act of dishonesty in connection with Executive's employment.

(b) In the event of the termination of this Agreement for any reason set out in Section 3.1, Executive shall only be entitled to such compensation and documented expenses incurred for the EMX Group as would otherwise be payable to Executive hereunder up to and including such date of termination.

3.2 Termination by EMX USA without Cause.

(a) EMX USA may terminate this Agreement at any time without Cause by providing Executive with written notice of termination, such notice to take effect immediately or at such later time as EMX USA may specify therein.

(b) In the event of termination of Executive's employment pursuant to this Section 3.2, Executive shall be entitled to such compensation, including documented expenses incurred for the EMX Group, as would otherwise be payable to Executive hereunder up to and including such date of termination of employment. In addition, provided Executive has executed and returned to EMX USA a general release of all claims in form acceptable to EMX USA (a "**General Release**") within thirty (30) days following the effective date of Executive's termination of employment, EMX USA shall pay Separation Benefits as defined below to Executive.

(c) As used in this Agreement, "**Separation Benefits**" are defined as:

(i) a lump sum payment equal to two times Executive's annual salary to be paid within five (5) days following the expiration of the revocation period set forth in the in the General Release;

(ii) Executive's monthly Consolidated Omnibus Budget Reconciliation Act ("COBRA") premiums with respect to the EMX USA medical plan (if Executive has COBRA rights) for up to twelve (12) months (or less if Executive's COBRA benefits have been terminated sooner), Executive shall promptly notify EMX USA if Executive's COBRA benefits are terminated prior to the end of the twelve (12) month period; and

(iii) the immediate vesting of the following:

(A) stock options granted to Executive pursuant to EMX's Stock Option Plan;

(B) stock grants granted to Executive pursuant to EMX's Stock Grant Program; and

(C) the number of restricted share units ("**RSUs**") granted to Executive pursuant to EMX's Restricted Share Unit Plan (the "**RSU Plan**") multiplied by the ratio of (x) the number of days from the date of the applicable Grant Agreement (as defined in the RSU Plan) up to the Termination Date (as defined in the RSU Plan) to (y) 1,095.

3.3 Termination by Executive for Good Reason.

(a) Executive may terminate this Agreement at any time on 30 days notice for "Good Reason" in which event Executive shall be entitled to the amounts specified in Section 3.2 that would apply if Executive had been terminated without Cause.

(b) As used in this Agreement, Executive's termination of this Agreement shall be for "**Good Reason**" if done because of a material diminution in Executive's base compensation, a material diminution in Executive's authority, duties or responsibilities or any other action or inaction by EMX USA that constitutes a material breach of this Agreement but Good Reason shall not exist unless EMX USA has failed to cure such condition within thirty (30) days after receipt of notice of termination for Good Reason.

3.4 Resignation by Executive.

(a) Executive may terminate this Agreement and Executive's employment on notice by Executive to EMX USA for any reason upon two (2) months notice of resignation to EMX USA.

(b) If Executive resigns as set forth in Section 3.4(a), Executive will be entitled to payment of salary and expenses until the date two (2) months after which notice was given but:

(i) EMX USA may, in its discretion, elect to accelerate the effective date of Executive's termination as EMX USA deems appropriate without affecting the payment obligation described in this Section 3.4; and

(ii) no payment shall be due if Executive's notice of termination is given while Cause for termination exists pursuant to Section 3.1 or during a ten (10) day notice period described in Section 3.1.

3.5 Termination Upon Change in Control.

(a) If, within six (6) months after a Change in Control, this Agreement is terminated by EMX USA without Cause, or by Executive for Good Reason, and provided that Executive has executed and returned to EMX USA a General Release, Executive shall be entitled to Separation Benefits as defined in Section 3.2(c). If this Agreement is terminated in accordance with this Section 3.5(a), the benefits provided to Executive pursuant to Schedule "B" of this Agreement shall continue for the number of months of Compensation to which Executive is entitled following the termination of this Agreement pursuant to Section 3.5.

(b) As used in this Agreement, "**Change of Control**" means an event occurring after the Effective Date pursuant to which:

(i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of EMX possessing more than 50% of the total combined voting power of EMX's outstanding voting securities are acquired by a person or persons (other than one or more members of the EMX Group) different from the person holding those voting securities immediately prior to such event, and the composition of the Board of Directors of EMX following such event is such that EMX's directors prior to the transaction constitute less than 50% of the Board membership following the event; or

(ii) any person (other than a member of the EMX Group), or any combination of persons (none of which is a member of the EMX Group) acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires, directly or indirectly, 50% or more of the voting rights attached to all outstanding voting securities or the right to appoint a majority of the directors of EMX; or

(iii) EMX sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a member of the EMX Group.

(c) For clarity, this Section 3.5 shall not affect the continued effectiveness of the provisions of Sections 3.2 and 3.3 after the six-month period set forth in Section 3.5(a).

ARTICLE IV
CONFIDENTIALITY AND INTELLECTUAL PROPERTY

4.1 Obligation of Confidentiality. Executive recognizes and acknowledges that the business of the EMX Group is highly competitive and that by reason of Executive's relationship with the EMX Group, Executive has access to certain Confidential Information of the EMX Group. "**Confidential Information**" means non-public information pertaining to and of value to the EMX Group including, without limitation, the following types of information or material, both existing and contemplated:

- corporate information, including contractual arrangements, plans, strategies, tactics, policies, and resolutions;
- any litigation or negotiations;
- information concerning suppliers;
- financial information, including cost data, equity structure, investors and holdings;
- operational and geological information, including trade secrets;
- technical information, including technical drawings;
- any information relating to any mineral projects in which the EMX Group has an actual or potential interest; and
- personnel information, including personnel lists, resumes, personnel data, organizational structure and performance evaluations.

Executive recognizes that maintaining the confidentiality of all such Confidential Information is essential and that the Confidential Information shall at all times remain the exclusive property of the EMX Group. Executive agrees not to disclose, in any manner, either directly or indirectly, outside of the ordinary course of business of the EMX Group any Confidential Information to any third party without the EMX Group's express written authorization. Upon termination of Executive's employment, for whatever reason, Executive shall immediately return to EMX USA all Confidential Information related to the EMX Group that is in the possession or control of Executive.

4.2 Third Party Confidentiality Agreements. If any member of the EMX Group enters into a confidentiality or non-disclosure agreement in connection with evaluation of mineral interests, royalty interests or property owned or controlled by a third party and the agreement imposes obligations other than those set forth in Section 4.1 and of which Executive has knowledge, Executive shall be bound by the same terms as such member of the EMX Group respecting such property, in addition to Executive's obligations under Section 4.1.

4.3 Work-Made-for-Hire. During the course of Executive's employment, Executive may create materials, including but not limited to software, codes, reports, maps and plans, website graphics, website content and layout, marketing materials, manuals and other copyrightable materials, whether in print, electronic, digital or other form (collectively, the "**Materials**"). Executive hereby agrees that the Materials are "work-made-for-hire" under the United States Copyright Act and that the EMX Group owns all and exclusive right, title and interest in and to the Materials and the copyright and all other intellectual property rights thereto. If any of the

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Materials are deemed or determined not to be "work-made-for-hire," Executive hereby assigns all right, title and interest in and to the Materials and in and to the copyright and all other intellectual property rights thereto to EMX USA and EMX and Executive waives any and all claims to ownership of such Materials.

4.4 Assignment of Intellectual Property. Executive hereby assigns to EMX USA and EMX all right, title and interest in and to all other intellectual property developed by Executive in connection with Executive's work for the EMX Group (whether or not reduced to a tangible medium), including but not limited to trademarks, service marks, trade names, domain names, trade dress, logos, ideas, concepts, trade secrets, inventions, patents, proprietary techniques and processes.

4.5 Return of Documents and Materials upon Termination. Executive further agrees that, upon termination of employment, Executive will promptly provide to EMX USA and EMX all notes, memoranda, writings, lists, files, reports, customer lists, correspondence, tapes, disks, cards, hard and flash drives, machines, technical data, or any other tangible product or document which Executive produced, received, or otherwise had access to while employed. Upon termination of employment, Executive will not take an original or a copy of any such products or documents or any part thereof for any use or purpose whatsoever without the written consent of EMX USA and EMX. Executive agrees to execute any and all documents necessary to effect the assignments described in Sections 4.3 and 4.4.

4.6 Inventions.

(a) For purposes of this Agreement, "**Inventions**" includes, without limitation, information, inventions, contributions, improvements, ideas, or discoveries, whether protectable or not, and whether or not conceived or made during work hours.

(b) Executive agrees that all Inventions conceived or made by Executive during the period of employment with EMX USA belong to EMX USA, provided they grow out of Executive's work with EMX USA or are related in some manner to the business of the EMX Group, including, without limitation, research and product development, and projected business of the EMX Group. Accordingly, Executive shall:

(i) make adequate written records of such Inventions, which records will be EMX USA's property;

(ii) assign to EMX USA, at its request, any rights Executive may have to such Inventions for and in the United States and all foreign countries;

(iii) waive and agree not to assert any moral rights Executive may have or acquire in any Inventions and provide written waivers from time to time as requested by EMX USA; and

(iv) assist EMX USA (at EMX USA's expense) in obtaining and maintaining patents or copyright registrations with respect to such Inventions.

(c) Executive understands and agrees that EMX USA or its designee will determine, in its sole and absolute discretion, whether an application for patent will be filed on any Invention that is the exclusive property of EMX USA, as set forth above, and whether such an application will be abandoned prior to issuance of a patent. EMX USA will pay to Executive, either during or after the term of this Agreement, the following amounts if Executive is sole inventor, or Executive's proportionate share if Executive is joint inventor: $750 upon filing of the initial application for patent on such Invention; and $1,500 upon issuance of a patent resulting from such initial patent application, provided Executive is named as an inventor in the patent.

(d) Executive further agrees that Executive will promptly disclose in writing to EMX USA during the term of Executive's employment and for one (1) year thereafter, all Inventions whether developed during the time of such employment or thereafter (whether or not EMX USA has rights in such Inventions) so that Executive's rights and EMX USA's rights in such Inventions can be determined. Executive represents and warrants that Executive has no Inventions, software, writings or other works of authorship useful to EMX USA in the normal course of EMX USA's business, which were conceived, made or written prior to the date of this Agreement and which are excluded from the operation of this Agreement.

ARTICLE V
COVENANT NOT TO COMPETE; NON-SOLICITATION

5.1 Non-Competition.

(a) During Executive's employment, and for one (1) year after the date Executive's employment is terminated for any reason, Executive shall not directly or indirectly become a director, officer, employee, partner, agent or associate of or consultant or advisor to, or otherwise provide services to, a Competitive Enterprise, without the written approval of EMX USA or EMX.

(b) For purposes of this Agreement, "**Competitive Enterprise**" means any personal activity or business enterprise engaged in locating mining or mineral claims or acquiring mining or mineral leases or other interests therein for the purposes of exploration or development and mining (either for itself or for another party) or receiving income or proceeds therefrom within two (2) kilometers of any property in which any member of the EMX Group owns or controls an interest in whole or in part.

(c) Before Executive accepts employment with any Competitive Enterprise while the provisions of this section are in effect, Executive will provide the prospective employer with written notice of the provisions of Articles IV and V of this Agreement and will deliver a copy of the notice to EMX USA.

5.2 Non-Solicitation. For one (1) year after Executive's employment is terminated for any reason, Executive shall not directly or indirectly:

(a) solicit any employee of the EMX Group to transact business with a Competitive Enterprise or to cease doing business with any member of the EMX Group;

(b) materially interfere with or damage any relationship between any member of the EMX Group and a third party; or

(c) solicit anyone who is then an employee of the EMX Group (or who was an employee of the EMX Group within the prior twelve (12) months) to resign from the EMX Group or to apply for or accept employment with any other business or enterprise.

5.3 Savings Clause. If the scope of any restriction described in this Article V is found by a court of competent jurisdiction to be overly broad, the parties agree that the court shall modify the scope of such restriction to the minimum extent necessary to render such restriction fully enforceable.

ARTICLE VI
ENFORCEMENT

6.1 Injunctive Relief. If Executive breaches Articles IV or V of this Agreement, the parties hereby agree that such breach would cause EMX USA irreparable harm which would not be adequately compensated by monetary damages and that an injunction may be granted by any court or courts having jurisdiction, restraining Executive from violation of the terms of this Agreement. Executive affirms that injunctive relief is appropriate and necessary in any such action, in addition to any other available remedies at law or in equity. Executive hereby waives the claim or defense that there is an adequate remedy at law, and Executive shall not raise the claim or defense that such remedy exists. Executive further waives any requirement that EMX USA post a bond in order to obtain injunctive relief. The existence of any claim of Executive against EMX USA, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of this Agreement.

6.2 Responsibility for Costs. If either party shall enforce any part of this Agreement through legal proceeding, the non-prevailing party shall pay the reasonable costs and attorney's fees of the prevailing party.

6.3 Governing Law. This Agreement shall be governed by, and any dispute arising hereunder shall be determined in accordance with, Colorado law (without regard to any principles of conflicts of law), and the parties agree to be subject to the jurisdiction of the courts of Colorado. The courts of Colorado shall be the exclusive forum for any legal proceeding arising from or relating to this Agreement.

ARTICLE VII
GENERAL

7.1 Entire Agreement. This Agreement constitutes the complete agreement between Executive and EMX USA with respect to the subject matter herein and (except for judicial modification as described in Section 5.3) shall not be varied in its terms by oral agreement, representation or otherwise but only by an instrument or instruments in writing dated subsequent to the date hereof and executed by the duly authorized representatives of Executive and EMX USA. This Agreement

terminates and supersedes all prior agreements, memoranda, correspondence, communication, negotiations or representations, whether oral or written, express or implied, between the parties.

7.2 No Assignment. Executive shall not assign any of Executive's rights or obligations under this Agreement.

7.3 Successors and Assigns. This Agreement, and the rights and obligations created hereby, shall be binding upon and shall inure to the benefit of EMX, EMX USA and the EMX Group and all of its or their successors and assigns whether by merger or otherwise.

7.4 Counterparts and Delivery. This Agreement may be executed (and may be transmitted by way of exchange by facsimile or email) in any number of counterparts and all of those counterparts shall be taken together to constitute one and the same instrument.

7.5 Severability. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

7.6 Headings. The headings herein are for convenience only and are not intended as a guide to interpretation of this Agreement.

7.7 Independent Legal Review. Executive acknowledges and agrees that Executive has been advised by independent legal counsel of Executive's own choosing regarding the meaning, purpose and effect of this Agreement.

ARTICLE VIII
NOTICE

8.1 Addresses. Any notice required or permitted to be made or given under this Agreement to either party shall be in writing and shall be sufficiently given if delivered personally, by electronic transmission, or if sent by prepaid registered mail to the intended recipient of such notice at their respective addresses set forth below or to such other address as may, from time to time, be designated by notice given in the manner provided in this Section:

in the case of EMX Group:

EMX (USA) Services Corp.
c/o EMX Royalty Corporation
Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
Attention: Corporate Secretary
Fax No.: 604-688-1157

in the case of Executive:

David M. Cole
4610 Homestead Street
Littleton, Colorado 80123
Fax No.: ________________

8.2 Delivery. Any notice delivered to the party to whom it is addressed shall be deemed to have been given and received on the day it is so delivered or, if such day is not a business day, then on the next business day following any such day. Any notice mailed shall be deemed to have been given and received on the tenth business day following the date of mailing. In the case of facsimile transmission, notice is deemed to have been given or served on the party to whom it was sent at the time of dispatch if, following transmission, the sender receives a transmission confirmation report or, if the sender's facsimile machine is not equipped to issue a transmission-confirmation report, the recipient confirms in writing that the notice has been received and it is during business hours at the recipient's address otherwise, it shall be deemed delivered on the next business day.

IN WITNESS WHEREOF the parties hereto have executed this Agreement, the day and year first written above.

EXECUTIVE

____
David M. Cole

EMX (USA) SERVICES CORP.

By: Christina Cepeliauskas

Its: Director and Treasurer

GUARANTY

As an inducement to Executive to enter into this Executive Employment Agreement, EMX Royalty Corporation hereby guarantees the payment as due of all amounts payable to Executive and the performance of all obligations of EMX USA, including, without limitation, the indemnity obligations of EMX USA, set forth in this Executive Employment Agreement. This Guaranty, and obligations created hereby, shall be binding upon EMX and all of its successors and assigns whether by merger or otherwise

EMX ROYALTY CORPORATION

By: Michael Winn

Its: Chairman

Date: MARCH 21, 2018

SCHEDULE "A"

DESCRIPTION OF EMPLOYMENT

POSITION TITLE: President and CEO

DATE: June 1, 2017

REPORTS TO: The Board of Directors of EMX

PURPOSE: The Chief Executive is responsible for managing the advancement of the organization's exploration projects and non-managed assets, including negotiating joint venture agreements with potential partners.

ESSENTIAL RESPONSIBILITIES:

- Manage and direct all technical, financial expenditure and budgeting aspects of the Company's exploration and development programs world-wide; including the management of the direct-report positions of technical and managerial staff such as the regional and country managers.
- Lead and manage the Company in a manner that ensures targets are met and assets safeguarded and optimized in the best interest of the shareholders of the Company;
- Recommend to the Board of Directors of the Company strategic directions and implement once approved by the Board of Directors;
- Marketing and raising funds for the Company;
- Manage and oversee the required interfaces between the Company and the public and act as principal spokesperson for the Company;
- Meet regularly and as required with Board members to review material issues and to ensure that they are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its statutory and other obligations.

QUALIFICATIONS AND REQUIREMENTS:

- A degree in geology, mining engineering or a related discipline is an advantage but not essential.
- A minimum of ten years of relevant work experience in mining sector, ideally including in a public company environment.
- Prior experience marking a public company to institutional investors and retail brokers.

- Corporate experience in either managing exploration programs or at a senior management level.
- Investment Banking experience in the mining section would be an asset
- A track record of delivering results in challenging circumstances
- Experience as a member of a management team, partnering with management to develop HR policies and programs to meet strategic business needs.

SKILLS:

- Strategic thinking is a number one asset.
- Must has an entrepreneurial spirit
- Must be able to react accordingly to good results or bad results, new property or problems.
- The willingness to take chances is really important – must have the capacity to make decisions.
- Has to categorize acceptable risks and unacceptable risks. Having known both sides of the story, he can see it's about trying to put long-term goals in front of the short-term goals.
- Must have strong communication skills; this includes negotiation and presentation skills.
- Strong planning, time management, and decision making skills.
- Demonstrated success in motivating and managing staff
- Experience in negotiating joint ventures with strategic partners and major companies on international mining assets.

EQUAL EMPLOYMENT OPPORTUNITY:

EMX is an equal employment opportunity employer committed to providing employment opportunities to employees and applicants in accordance with all applicable laws. EMX's Code of Business Conduct and Ethics prohibits discrimination on the basis of sex, race, color, religion, national origin, citizenship, age, disability, marital or veteran status, sexual orientation, or any other legally protected status.

SCHEDULE "B"

COMPENSATION AND BENEFITS

Position Title: President and CEO

Annual base salary: US$325,000 less applicable withholdings. The base salary shall be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation Committee of EMX's Board of Directors.

Stock grant: At the discretion of EMX's Board of Director's and subject to regulatory approvals, as required.

Stock options: At the discretion of EMX's Board of Director's and subject to regulatory approvals, as required.

Restricted Share Units: At the discretion of EMX's Board of Director's and subject to regulatory approvals, as required

Annual bonus: At the discretion of EMX's Board of Director's and subject to regulatory approvals, as required.

Insurance and 401k: Executive will be eligible to participate in health, life and disability insurance (including director and officer insurance) programs, and 401(k) plan for executives if such plans are created and to the extent that Executive meets requirements for participation.

Vacation: Executive will be entitled to paid vacation of twenty (20) days within each twelve (12) month period.